UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

2003 ANNUAL INFORMATION FORM

JANUARY 16, 2004

Toronto Office – Suite 407 – 124 Merton Street, Toronto, ON, M4S 2Z2  Tel: 416-487-0377 Fax: 416-487-6141

Vancouver Office - 2nd Floor, 1710 Columbia Street, Vancouver, BC, V5Y 3C6 Tel: 604-681-9308 Fax: 604-688-3977

London Sales Office – 102 Dean Street, London, UK W1D 3TQ Tel: 44 (0)20 7439 8008 Fax: 44 (0)20 7439 8228

PEACE ARCH ENTERTAINMENT GROUP INC.

2003 ANNUAL INFORMATION FORM

DOCUMENTS INCORPORATED BY REFERENCE

a)

Peace Arch Entertainment Group Inc.’s annual report (the “Annual Report”) which includes “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) and the audited consolidated balance sheets as at August 31, 2003 and August 31, 2002 and the audited statements of earnings and retained earnings and cash flow for the years then ended (the “Financial Statements”); and

b)

Information Circular dated January 1, 2004 (the “Information Circular”) prepared in connection with the solicitation of proxies for the Annual and Extraordinary General Meeting and Class Meetings of the shareholders of Peace Arch Entertainment Group Inc. to be held on February 11, 2004;

The above referenced documents have been previously SEDAR filed and may be accessed at www.sedar.com.

The MD&A and the Financial Statements, in their entirety, are incorporated by reference in, and form part of, this Annual Information Form.  Specific portions of the Annual Report and Information Circular are incorporated by express reference in, and form part of, this Annual Information Form.  Those portions of the Annual Report and Information Circular not so incorporated by express reference do not form part of this Annual Information Form.

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form and in certain documents incorporated by reference in this Annual Information Form constitute “forward-looking statements”.  Forward looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate” or “believe” or the negative thereof, or variations thereon or similar terminology.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Forward-looking statements involve unknown and uncertain risks, uncertainties and other factors, which may cause the actual results to differ materially from any future results expressed or implied by such forward-looking statements.  Peace Arch Entertainment Group Inc. undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

ITEM 2.

CORPORATE STRUCTURE

Peace Arch Entertainment Group Inc. (“PAE”, the “Company, “we” or “our”) was incorporated as Vidatron Enterprises Ltd. on October 22, 1986 under the Company Act (British Columbia) by registration of Memorandum and Articles.  On February 13, 1992, we consolidated our share capital on a one new for five old share basis, increased our authorized share capital to 25,000,000 common shares without par value and 25,000,000 serial preference shares without par value, and changed our name to The Vidatron Group Inc.  On February 5, 1997, we further consolidated our share capital on a one new for four old share basis, increased our authorized share capital to 25,000,000 common shares without par value and 25,000,000 preference shares without par value and changed our name to Vidatron Entertainment Group Inc.

By resolution dated July 14, 1999 our share capital was reorganized by converting our common shares into Class A Multiple Voting Shares and Class B Subordinate Voting Shares, and by converting each 5 issued and outstanding common shares into 1 Class A Multiple Voting Share and 1 Class B Subordinate Voting Share.  At the same time, we changed our name to “Peace Arch Entertainment Group Inc.”.

At our Annual and Extraordinary General Meeting, and Class Meetings, scheduled for February 11, 2004, our shareholders will be considering a further reorganization of our share capital as more particularly described in the Information Circular.  If it is approved, our authorized capital will consist of 200,000,000 common shares without par value and 25,000,000 preference shares without par value.

PAE’s head office is located at 407-124 Merton Street, Toronto, Ontario, M4S 2Z2 and its registered office is located at 2nd Floor, 1710 Columbia Street, Vancouver, BC, V5Y 3C6.

The following is a list as at August 31, 2003 of the principal subsidiaries of the Company, the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Subsidiary	Jurisdiction	Percentage of Voting Securities Held

Peace Arch Films Ltd.	England and Wales, U.K.	100%
GFT Entertainment Inc.	Ontario, Canada	100%
GFT Crime Spree Films Inc.	Ontario, Canada	100%
GFT Absolon Films Inc.	Ontario, Canada	100%
GFT Rough Rider Films Inc.	Ontario, Canada	100%
GFT Detention Films Inc.	Ontario, Canada	100%
GFT Limit Films Inc.	Ontario, Canada	100%
GFT Action Films Inc.	Ontario, Canada	100%
GFT Beast Film Inc.	Ontario, Canada	100%
GFT Disaster Films Inc.	Ontario, Canada	100%
GFT Disaster II Films Inc.	Ontario, Canada	100%
GFT Shepherd Films Inc.	Ontario, Canada	100%

ITEM 3.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of producing feature films and television programs.  See “Item 4. Description of the Business” below.

Industry Overview

The Feature Film and Television Production Industry

The North American film and television production and distribution industry serves the largest market in the world, with a population of nearly 300 million people.  In the last decade the growth of broadcasting and cable television markets outside North America through the privatization of broadcasting systems, the proliferation of broadcast licenses and the introduction of new delivery technologies, such as cable and satellite transmission systems, combined with the decrease in United States revenues per program due to market fragmentation has led to a higher proportion of revenues from international markets. Recently in North America and internationally, the digital versatile disc (“DVD”) retail purchase and rental growth has added significantly to feature film receipts.

Generally, the right to exhibit or broadcast a program is licensed by a production company to a combination of U.S., Canadian and international distributors, home video/DVD companies and broadcasters, including free television and cable networks or individual television stations in the first-run syndication market.  After the initial theatrical, video and network, cable licensing or first-run syndication period, the program is available for further commercial exploitation on cable or in syndication.

With respect to television drama programming, the current fragmentation of the market, combined with downward price pressure due to a weak worldwide market for television programming, has resulted in a demand for more cost-effective programming, such as lower cost reality and factual programs. There remains a broad demand in all markets for commercial motion pictures.

North American Markets

In North America, film and television programming is delivered to the end user by way of theatrical exhibition, pay per view services, Video on demand, Video/DVD rentals and purchases, free television networks, cable channels and networks, individual television stations and satellite delivery services.  Free television networks include NBC, CBS, ABC, Fox, UPN, WB and PBS in the U.S. and CBC, CTV and the Global Television Network in Canada.

In recent years, introduction of DVD to the video rental and purchase marketplace has revitalized this market segment. Alternatives to the free television networks in the U.S. have expanded with the growth of other networks, cable channels and the development of a first run syndication market leading to more available slots for film and television programming.  Cable channels include HBO, Showtime, USA Networks, Lifetime, The Family Channel, TNT and TBS in the U.S. and TMN, Super Ecran, Movie Central (formerly Super Channel), Channel D and Showcase in Canada.

International Markets

Over the past ten years, the worldwide independent film and television industry experienced growth as a result of the development of new cable and television broadcasting systems outside of North America.  These systems represented significant new sources of revenue for producers.  Factors contributing to the growth of the worldwide industry included the introduction of direct broadcast satellite services and pay television, as well as increased cable penetration and the growth of home video/DVD.  Some foreign broadcasters sought out both indigenous programming in order to satisfy the local content regulations of their broadcast licenses and international programming, largely from North America, to appeal to a wide audience.  We frequently look to structuring our productions as international co-productions and thereby produce “international” programming that qualifies as indigenous in more than one country.  In the most recent year, an overall economic downturn causing a decline in broadcast revenues has put downward price pressure on programming.

Three Year History

Historically, we derived the bulk of our revenues from production service arrangements whereby we were retained to produce a video program, film or television programming for a fee.

We commenced a shift in our business toward the production of proprietary television programming.  Our principal motivation for expanding into this business was that it offered us greater potential for growth than our prior business.  We also believe that the production of proprietary programming offers us the ability to create and expand a library of programming which will generate long term value.

However, in 2001 and 2002 major television networks around the world were faced with increasing competition from various sources including basic and specialty cable channels, satellite, digital stations and the internet.  We increased the production of lower cost reality and factual programs, continued to take advantage of tax credits and government incentives and focused on programming with global market appeal.

The weak worldwide market for television programming caused an industry slowdown that has been reflected in reduced production activities in the Canadian market place.  This market trend, as well as on our increased production of factual programs resulted in lower revenues in drama programs.

In January, 2003, we entered into a series of agreements and acquired a portfolio of assets which include an interest in five feature films and the forward business of Toronto based Greenlight Film and Television Inc.  See “Significant Acquisitions and Dispositions” below.  Our business model is now focused on creating and distributing internationally, feature films, with budgets between $4.0 million and $25.0 million, designed for the theatrical marketplace as well as television and DVD markets.

Significant Acquisitions And Dispositions

Asset Acquisition:  In January, 2003, the Company acquired a portfolio of assets owned and controlled by CPC Communications Inc. (“CPC”) of Toronto, Canada and/or its subsidiaries for $2.5 million, the consideration being the issuance of 8,333,333 of our Class B Subordinate Voting Shares at a price of $0.30 per share (the “Asset Acquisition”).  The assets include “Film Production Company Assets”, certain assigned receivables and the ongoing business activities of Greenlight Film and Television Inc. (”Greenlight”), a wholly owned subsidiary of CPC, collectively (the “Assets”).

Greenlight, a Toronto company, has been in business since 1997 and is primarily in the business of producing theatrical motion pictures.  In the five years since its inception, Greenlight has produced, through its wholly owned subsidiaries, more than thirty (30) feature films for worldwide distribution.

 These films, produced and/or executive produced by its President and founder, Mr. Gary Howsam, have been licensed by distributors including Lions Gate Entertainment, Artisan Entertainment, Trimark, HBO and Blockbuster, Showtime, Hallmark Entertainment and Encore.  Greenlight focuses on films with budgets from $4 million to $25 million, designed both for theatrical release and DVD/television.

The Film Production Company Assets acquired by the Company from CPC include five films, held by single purpose companies, that qualify as Canadian content as determined by the CRTC (Canadian Radio-television and Telecommunications Commission), four (4) of which were produced under tax treaties between Canada and the UK.  The films have aggregate Canadian budgets of approximately $22.8 million.  The five companies were wholly owned by CPC or its subsidiaries and their feature films are described as follows:

1.

GFT Crime Spree Films Inc. is in production of a feature film “Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

2.

GFT Absolon Films Inc. is in production of a feature film “Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

3.

GFT Rough Rider Films Inc. is in production of “Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie.

4.

GFT Detention Films Inc. is in production of “Detention”, an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

5.

GFT Limit Films Inc. is in production of “The Limit”, a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

At the time of acquisition, CPC retained voting control of each subsidiary through a temporary voting trust and, accordingly, the company’s interest was of an equity nature. Each voting trust was terminated prior to the delivery of each related film. The operations of each subsidiary have been consolidated from the date that each voting trust was terminated; the companies which produced Absolon, Crime Spree and Partners in Action were consolidated from February 28, 2003; Detention from April 30, 2003; and The Limit from August 31, 2003.

The above single purpose production companies (collectively the “Prodcos”) own majority copyright and certain residual rights to the above noted feature films.  Prior to closing of the Asset Acquisition, Greenlight had agreed to transfer 100% of the shares of the Prodcos to GFT Entertainment Inc., a newly incorporated company, and, upon closing of the Asset Acquisition, we acquired 100% of the shares of GFT Entertainment Inc.

Debt Restructuring:  During the year ended August 31, 2002, the Company entered into an agreement with Fremantle Media Enterprises Ltd. (“Fremantle”), an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the Company and a secured interest in certain copyrights to productions. The term loan bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the Company failed to make scheduled repayments of principal of $500,000 and also interest owing.

On January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of term debt due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the pre-existing assets). The new debt has no fixed repayment dates. Interest, which continues to accrue at 10% per annum, and principal are payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also exclude a previous right of prepayment by the Company of all outstanding amounts.

Pursuant to a Debt Repayment Agreement dated January 30, 2003, the Company has also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount into Class B Subordinate Voting Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The Company recorded a gain on modification of the debt as described below.

Release and Reconstitution of Loan Guarantee

During the year ended August 31, 2001, the Company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments.  As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the Company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee.  Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at a deemed price of $5.00 per share. Pursuant to the conversion instrument, 366,000 Class B Subordinate Voting Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, have been reserved for issuance.

The modification of the Comerica obligation is treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt is at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification is based on the discounted expected future cash flows of the pre-existing assets. The Company has recorded a gain on modification as described below.

Conversion instruments

In conjunction with the above, on January 30, 2003, the Company issued conversion instruments as described above to Fremantle and Comerica which permits Fremantle and Comerica to convert the amount of the outstanding balance of their respective loans to shares of the Company based on the terms of the conversion instruments.

The Company has estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica is $2,887,000 and has charged that amount against the computed gain on modification described above. Since upon exercise of the conversion instruments by Fremantle and Comerica, the Company has issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the Company has reflected the amount as a liability.

Gain on modification of debt

The gain on modification of debt, recognized in the year ended August 31, 2003, comprises the following:

	Fremantle $	Comerica $	Total $

Carrying amount of the debt before modification	7,580	1,675	9,255
Fair value of debt after modification	(3,274)	-	(3,274)

	4,306	1,675	5,981

Fair value of the obligation to issue shares under the conversion instruments			(2,887)

Gain			3,094

Reorganization of a Subsidiary, Peace Arch Project Development (“PAPDC”)

The Company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the Company, and its subsidiaries, to Fremantle and Comerica were renegotiated.

Pursuant to the reorganization, the Company’s wholly owned subsidiary, PAPDC, became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the Company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. on January 30, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 30, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. However, the Company continues to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them.

TRENDS

In the United States marketplace the revenue streams supporting feature film exploitation have markedly increased in the past two to three years.  We believe there are three primary factors which contribute to this increase.

First, there is an absolute increase in DVDs being purchased and the attendant number of distributors engaged in this business has likewise increased.

Second, there is an increasing strengthening of the cable and pay marketplace in respect of proliferation of outlets which have become viable over this period.  This has led to increased demand for motion picture licensing rights among these cable companies.  We feel that the unit transaction rate has not increased – if anything there has been marginal decline in these license rates – but the number of licensing opportunities has increased such as to more than offset the unit license rate factor.

Third, is the recent emergence of the highly competitive high definition television (“HDTV”) business.  All US delivery systems are purchasing rights to broadcast motion picture entertainment in high definition (“HD”) format.  Consequently a rapidly expanding demand and market has now emerged for the licensing of HD exhibition rights from distributors of independent films.  This trend is expected to continue to increase as the US moves to regulated HD broadcast in 2006.  Independent distributors and rights owners will benefit from the sales in this new medium.

The international marketplace has historically followed the patterns of distribution and technology manifest in the United States.  This trend is expected to continue.  Furthermore, the ‘lag rate’ internationally continues to diminish with the advance of time and technology.  At this time there is rapid acceleration and proliferation of new pay and cable operations in Europe and Asia.

The proliferation of DVD sales in international markets is already well demonstrated.  Many films initially licensed in video are now experiencing marked sales increases from DVD sell-through activity.  At this time fifty per cent (50%) of all videogram revenues in international markets are derived from DVD sales.  This segment of the market is expected to continue to grow in subsequent years.

HD exhibition will commence in Europe in 2005, followed closely by Asia and Latin America.  However, due to projected take-up rates in Asia and Latin America being estimated at a much more protracted pace than in Europe and the United States, we feel that the overall support to values of exploitation rights over the next ten years will not be as strong internationally as in the United States.

ITEM 4.

DESCRIPTION OF THE BUSINESS

PAE focuses its production on feature films and lifestyle programming for television. Production of feature films will have budgets ranging between $4.0 million to $25.0 million. The feature films produced will be for exploitation in cinematic, television and video/DVD markets. We have concentrated our television production activities on the development and production of documentary and lifestyle programming for broadcast lifestyle specialty channels.

Exploitation of PAE’s distribution rights is carried out by PAE in the Canadian market and by sub-distributors in the United States and the rest of the world. In the past year a new U.K subsidiary, Peace Arch Films Ltd. was formed for the purpose of selling worldwide, excluding Canada, distribution rights to feature film products.

PAE is a vertically integrated company that develops, finances, produces and distributes high-quality, proprietary film and television programming for the North American and international marketplace. Over the past years PAE has shifted its focus from producing films and television programming developed by other parties for a service fee, where future value associated with that program is attributable to PAE, to developing and producing our own property keeping as much of the property’s future value as possible through the ownership in the distribution rights of the program. PAE will continue to produce third party developed programming in exchange for a contracted fee.

There are many business risks associated with producing and distributing films and television programs including, among others, significant competition, the possibility of cost overruns, the lack of appropriate and available financing, changes in audience tastes and film market conditions.

The Company attempts to secure financing for films prior to the production stage, thereby limiting the Company’s financial risk to any single production, and preserving working capital for business operations and development activities.

Development

We develop programming including motion pictures, episodic series, and documentaries.  The initial stage in the process of creating programming is concept development.  We select programming concepts that we believe will have domestic and international market appeal.  We often arrange for the involvement of industry recognized creative talent, including writers, producers, directors and actors, which makes the programming more saleable and increases the value of our library.  In some cases, one or more of these people may already be involved when we become involved.

Our development department receives and evaluates written concepts, scripts, books and other literary properties from agents, writers and prospective production partners around the world.  After the selection and acquisition of the necessary rights to source material, we generally involve broadcasters, distributors and investors in the further development of the concept.

Production

The production of programming involves the assembly of a team of production personnel, including script-writers, directors, cast and crew.  In the case of larger-budget drama productions this team can include over 150 people per production who are hired either as employees or independent contractors. For our documentary and lifestyle productions our production team is smaller and many functions are performed using in-house resources.

Our programming and production services offer high production values and generally require extensive studio and on-location filming or taping, special visual effects, music scoring, editing and post-production finishing.  Many of these activities are undertaken by our crews using facilities and equipment that we own or rent.  Other key activities, including sound mixing and post-production finishing, are subcontracted to companies that specialize in these areas.

Since inception, we have produced feature length films, documentaries and various specialty television programs.  We have also produced 166 one-hour episodes and 90 half-hour episodes of television series programming.   During 2003 we delivered and released 5 motion pictures which had previously been acquired as part of the GFT Entertainment Inc. acquisition and set into production a further 9 motion pictures.

1.

 “Crime Spree”, a caper comedy starring Gerard Depardieu and Harvey Keitel, and directed by Brad Mirman.

2.

 “Absolon”, a futuristic thriller starring Christopher Lambert and Lou Diamond Philips.

3.

“Partners in Action”, an action thriller starring Armand Assante and directed by Sidney J. Furie.

4.

“Detention”, an action thriller starring Dolph Lundgren and directed by Sidney J. Furie.

5.

“The Limit”, a suspense film starring Lauren Bacall and Claire Forlani and directed by Lewin Webb.

Strategies for Growth

Develop Proprietary Rights for Library Growth. We will continue to direct our business toward the retention of rights in film and television programming. Ownership of distribution rights in film and television programming will provide a source of future cash flows thereby establishing value to a library of film distribution rights.  Cash flow will come from initial licenses for the buyer to broadcast the film for a limited period of time in its territory.  At the expiration of that time period these rights will revert to us to be resold in the territory for another limited period of time. This cycle will continue thereby providing a long-term source of cash flow.

During fiscal 2003, we set into production 9 motion pictures in addition to the 5 motion pictures completed and delivered noted above.  The Vancouver-based TV unit of the Company delivered and produced 21 episodes of programming and two documentaries owned by the Company and is in production of a documentary series.

Build up an International Distribution Infrastructure.  We market and distribute our proprietary film and television programming under arrangements with worldwide distributors and agents.   Early in 2003, the Company established an international markets sales agency in London, UK, through which the

Company now increasingly manages licensing of the Company’s motion pictures. We also market and distribute titles directly to existing pay and free television, home video and other markets.  We typically directly distribute our programming in North America.  We believe that representing our own product assures us meaningful control over the manner of presentation as well as providing invaluable input as to market perceptions at the development phase of programming.  Over time, we believe the savings of third party sales commissions and expenses will more than offset the operational costs of this division.

This table shows the breakdown of our total revenues during our past two fiscal years by activity and by geographical market:

	Year Ended August 31,
	2003	2002
	(Canadian dollars in millions)
Revenues by Activity
Proprietary programming	20.8	2.8
Production services	0.3	3.6
Other	0.3	0.1

Revenues by Geographic Market
Canada	4.7	2.4
U.S.	8.1	4.1
Europe and other markets	8.6	-

The Company’s trend towards proprietary programming is evidenced by the relative size of the Company’s revenues by activity as stated above.

Access Key Relationships.  We believe that our relationships with domestic and international broadcasters, distributors, financing sources and creative talent are important to the successful expansion of our proprietary motion picture and television business.

U.S. and International Broadcasters and Distributors.  We have produced our programming in association with a variety of U.S. and international broadcasters and distributors including Artisan, Blockbuster, Buena Vista Television, Hallmark Entertainment Network, Lions Gate Entertainment, MGM, Nuimage, USA Network’s Sci-Fi Channel, Telemunchen, TFI, Columbia Tri-Star, MTV and Showtime Networks.

Canadian Domestic Broadcasters.  We have a long-standing relationship with the Canadian broadcast community, including Alliance Atlantis Communications, CHUM-City, CTV, Global, Life Network Inc., Knowledge Network and The Family Channel.  Alliance Atlantis Communications has licensed rights to all of the Company’s current motion pictures in Canada.

Manage financial risk while pursuing growth strategies. Our success depends on our ability to finance growth. Adequate financing provides the flexibility to make appropriate investments in the future. We will continue to manage the financial risk of film and television programming production by ensuring that these new productions are fully financed from distribution minimum guarantees, pre sales of certain distribution rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program.

Organizational restructure. The Company has hired key senior people to manage the primary areas of activities.   This should improve the Company’s performance.

Canada's Role in the Television and Feature Film Industry

Canada's geographic proximity to the U.S. and shared North American values and interests have led to the establishment of close professional contacts between Canadian and U.S. studios, independent producers, distributors and buyers.  Government tax incentives and the availability of free location assistance to film and television producers offered by many Canadian cities and several provinces increased production activity in Canada.  Canada has made an effort to increase its pool of highly trained and professional crews, technicians and production personnel.  Finally, with its wide-ranging topography, stretching 3,400 miles from coast to coast, Canada is ideally suited for location shooting. Urban centers such as Toronto, Vancouver and Montreal have been disguised as London, Paris, New York, Los Angeles and Chicago.  U.S. companies with a strong presence in Canada include major U.S. studios such as Paramount, Disney, Universal Pictures and Columbia Pictures/Tri-Star Pictures; U.S. television networks such as ABC, NBC, CBS, Fox, UPN, WB and PBS; and film companies such as The Hearst Corporation and New World Entertainment, Inc., among many others.  European and Asian film companies have also found Canada to be an attractive location and have often been able to access Canada's numerous international film and television co-production treaties.

Competition

Independent film and television production and distribution are highly competitive businesses.  We face competition from companies within the entertainment business, as well as alternative forms of leisure entertainment such as travel, sporting events, outdoor recreation and other cultural activities, among many others.  We compete with numerous suppliers of film and television programming and related programming, including the major motion picture studios, national television networks and independent film and television production companies, many of which are significantly larger and have substantially greater resources than we have.  We believe that we currently have a competitive advantage over U.S. competitors through our eligibility for Canadian tax credits described below under “Regulatory Considerations”.

Regulatory Considerations

Our status as a producer of “Canadian” programming, established and operating in British Columbia and other provinces, makes us eligible to receive Canadian tax and business incentives.

We will continue to qualify for these tax and business incentives if, among other things, Canadians beneficially own or control a majority of the voting rights of Peace Arch.  If Canadians fail to beneficially own or control a majority of Peace Arch’s voting rights, we could lose our eligibility for these tax and business incentives.  These tax and business incentive programs also may be amended or eliminated in the future.  The loss or elimination of these tax or business incentives might have a material adverse effect on the results of our operations and financial condition.

Canadian Content Requirements

Canadian conventional, specialty, pay and pay-per-view television services are required to devote a certain amount of their programming schedules, including prime time, to Canadian productions. Compliance with these requirements is enforced by the Canadian Radio-Television and Telecommunications Commission (''CRTC'') and failure to comply can result in fines or the loss of a license.  These requirements provide support to the market for Canadian programming, such as those we produce, as long as they qualify as Canadian programming for CRTC purposes.

Two government bodies decide what constitutes Canadian content.  The Canadian Audio-Visual Certification Office (“CAVCO”) reviews the Canadian content of productions to determine their eligibility for tax credits.  The Canadian Radio-television and Telecommunications Commission (“CRTC”), the regulator which licenses Canadian broadcasters, determines how much of a licensee’s schedule must be reserved for Canadian content.  It also reviews applications for Canadian content not eligible for tax credits at CAVCO and for productions that choose not to apply to CAVCO.

According to CAVCO and CRTC regulations, a program will qualify if it is produced by an individual Canadian producer with the involvement of individual Canadians in key creative functions, and where a substantial portion of the remuneration paid to individuals is for services provided by Canadians and processing and final preparation costs are for services provided in Canada.  A “Canadian production company” includes a Canadian company which carries on business in Canada with a Canadian business address, which is owned or controlled by Canadians and whose principal business is the production of film, videotape or live programming for distribution on television or in theatrical, industrial or educational markets.  We believe that we will continue to qualify as a “Canadian production company” for this purpose, as long as Canadian citizens or permanent residents of Canada beneficially own more than 50% of the combined voting power of our outstanding shares or if we are controlled by Canadians.

International Co-Production

Canada is a party to co-production treaties with more than 50 countries throughout the world, excluding the U.S.  Canada's co-production treaties allow for the reduction of the risks of production by permitting the pooling of creative, technical and financial resources of Canadian producers with non-Canadian producers under prescribed conditions.  Canadian co-production treaty partners include China, France, United Kingdom, Germany, Italy, Hungary, Israel, Mexico, New Zealand and Australia.  A production that qualifies as a co-production for treaty purposes is considered to be a national product in each of the participating countries and, as such, is entitled to many local advantages in each country.  More specifically, the co-production usually satisfies criteria for national certification in regard to content broadcasting regulations, government subsidies and tax benefits.  The copyright in the production is shared by the co-producers, while the domestic distribution rights are generally owned by the respective co-producers.  Sharing of foreign revenues is based on the respective contribution of each co-producer, subject to negotiation between the co-producers and approval by the appropriate government authorities. Two of our series, Big Sound and The Immortal, were produced under The Canada/United Kingdom Co-production Treaty, as well as four of our feature films:  Crime Spree, Absolon, Partners in Action and The Limit. During fiscal 2003, we produced and delivered 5 motion pictures, of which 4 were produced as international treaty co-productions.

Employees

As of August 31, 2003, PAE had 23 full time employees.  As part of our production activities from time to time we employ the services of individuals who are engaged under collective bargaining agreements negotiated with various creative industry wide guilds and unions.

Facilities

The Company has premises comprising of approximately 4,000 square feet of space at the Toronto location.  The Company leases its administration premises at 124 Merton Street, Toronto, Ontario, M4S 2Z2.

Toronto – 407-124 Merton Street, Toronto, Ontario  M4S 2Z2

Vancouver – 1710 Columbia Street, 2nd Floor, Vancouver, British Columbia  V5Y 3C6

London, UK - 102 Dean Street, London, UK W1D 3TQ

A.

Material Reorganization

See “Significant Acquisitions and Dispositions” above under “Item 3. General Development of the Business” for discussion of our reorganization during the most recently completed financial year.

A.

Renegotiated Debt

See “General Development of the Business” above under “Item 3. General Development of the Business” for discussion of our modification of debt during the most recently completed financial year.

B.

Business Model

See “General Development of the Business” above under “Item 3. General Development of the Business” for discussion of our refocused business model.

ITEM 5.

SELECTED CONSOLIDATED FINANCIAL DATA

ANNUAL CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

	Fiscal Years Ended August 31
	2003	2002	2001
Revenues	$ 21,465	$ 6,494	$ 54,900
Net earnings (loss)	2,859	(7,021)	(14,280)
Basic net earnings per common share	0.24	(1.81)	(3.71)
Total assets	36,905	10,763	47,270
Long-term liabilities	23,172	11,747	29,662
Dividends per common share	-	-	-

Fully diluted earnings (loss) per share	$ 0.19	$ (1.81)	$ (3.71)

QUARTERLY CONSOLIDATED FINANCIAL DATA

(in thousands of dollars, except per share information)

	August 31, 2003	May 31, 2003	February 28, 2003	November 30, 2002	August 31, 2002	May 31, 2002	February 28, 2002	November 30, 2001
Revenues	1,879	7,862	10,091	1,633	820	524	1,248	3,902
Earnings (loss) before income taxes	(2,960)	929	4,985	(169)	(4,604)	(2,117)	(486)	(561)
Net earnings (loss)	(2,886)	929	4,985	(169)	(4,244)	(1,734)	(416)	(627)
Basic earnings (loss) per common share	(0.17)	0.11	0.84	(0.04)	(1.09)	(0.45)	(0.11)	(0.16)

Dividends

We have not declared or paid dividends on our Class A Multiple Voting Shares or our Class B Subordinate Voting Shares.  The Company’s current policy is to retain earnings for future growth.  As a result, the Company does not intend to pay dividends in the foreseeable future.

ITEM 6.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

OVERVIEW

Peace Arch Entertainment Group Inc., produces and distributes proprietary film and television programming for worldwide markets.  These activities have comprised the core business of the Company since 1996, when Peace Arch commenced taking ownership in its programming. The Company has, since the acquisition of GFT Entertainment Inc., scaled down its fee for service activities.  The Company’s growth is dependent on its ability to identify, develop and acquire rights to ideas, storylines and other creative concepts and to successfully finance, produce, market and sell proprietary programming.  In the past year a new subsidiary in London, England, Peace Arch Films Ltd., was formed for the purpose of selling worldwide, excluding Canada, distribution rights to feature film products.  Canadian distribution rights will continue to be sold through Peace Arch Entertainment Group Inc.

The Company’s production business operates through single purpose project subsidiaries, which are established for each production or series.  The costs of production are financed by advances obtained through presales from customers, borrowings under project bank credit facilities, contributions from co-producers and working capital in support of other interim financing commitments.  Typically, the Company retains the rights to proprietary programming for exploitation in future periods and in additional markets and media.

During the year, the Company entered into a series of transactions to effect a private placement financing, an asset acquisition, a debt restructuring and the release and reconstitution of a loan guarantee (collectively the “Proposed Transactions”).  The above transactions were approved and ratified by the shareholders of the Company at the Annual General meeting of shareholders on January 20, 2003.

Pursuant to the above, the Company issued common shares for the acquisition of a business and certain related assets for $2.5 million.  The Company acquired the business of GFT Entertainment Inc. (“GFT”) and certain related assets.  GFT is a one of Canada’s largest independent motion picture producers.  With the acquisition of this complementary business, the Company has expanded its program library in the area of theatrical motion pictures. Our business model is now focused on creating and distributing internationally, feature films, with budgets between $4.0 million and $25.0 million, designed for the theatrical marketplace as well as television and DVD markets.

The Company completed a Private Placement Financing for an aggregate of $1.5 million in cash for 5,000,000 of our Class B Subordinate Voting Shares.

The Company entered into a Debt Repayment Agreement dated January 30, 2003 with Fremantle Media Enterprises Ltd. (“Fremantle”) to restructure its $7.6 million term debt, restricting the security for the loan to the assets of the Company in existence immediately prior to the above noted transactions, and to limit repayment of this debt to the net income streams from these prior assets.  In the event that there is a balance of the debt and unpaid accrued interest remaining on December 31, 2004, Fremantle will have the right, under the terms of a Conversion Right Certificate (conversion instrument) issued in favour of Fremantle, to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

As part of the debt restructuring the Company entered into the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank – California (“Comerica”) to reconstitute its loan guarantee of $1.7 million to Comerica, whereby Comerica would release the company from the guarantee and would be repaid the amount of its guarantee from the net income streams of the Company’s assets in existence immediately prior to the above noted transactions. In the event that there is any amount outstanding under this guarantee on December 31, 2005, Comerica, will have the right, under the terms of a Certificate Right Certificate (conversion instrument) issued in favour of Comerica, to convert such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2005, provided that in no event shall the conversion price be less than $3.00 per share.

Pursuant to the terms of the above noted Debt Repayment Agreement and the Release and Reconstitution Agreement, by which the debts of the Company to Fremantle and Comerica were renegotiated, the Company carried out the reorganization and rationalization of its assets and subsidiaries.  Under the reorganization, the Company’s wholly owned subsidiary, PAPDC, became the owner of substantially all the assets and business (collectively, the “Pre-Existing Assets”) which the company owned immediately prior to its acquiring GFT Entertainment Inc.  At the same time, PAPDC and its subsidiaries directly or indirectly assumed liability for substantially all of the pre-existing debts and liabilities of the Company, including the company’s indebtedness to Fremantle and Comerica.  On August 1, 2003, the Company sold all its shares of PAPDC to a private Canadian film company for nominal consideration. As part of this transaction, the Company was retained as the exclusive worldwide sales agent for the distribution rights to the film library in the pre-existing assets of the Company. The income streams derived from the exploitation of these distribution rights will be utilized to repay the principal and interest of the outstanding debt.  The Company continues to have the conditional obligation to satisfy the remaining indebtedness to Fremantle and Comerica by issuing a variable number of Class B Subordinate Voting Shares to Fremantle and Comerica under the terms of the Conversion Rights Certificates noted above.

OPERATING RESULTS

The Company’s continued growth is dependent not only on its ability to successfully identify, develop, finance and produce proprietary film & television programming, but also on its ability to distribute its programming in all markets and media throughout the world.

The net earnings for the year ended August 31, 2003 were $2.9 million or $0.19 diluted earnings per share compared to a net loss of $7.0 million in 2002 or ($1.81) diluted loss per share.  The difference between net earnings for 2003 compared to the net loss of $7.0 million in the prior year is due to the following factors; an improvement in the gross profit of the business for the year, a gain from the modification of debt as more fully detailed in this annual report and foreign exchange gains resulting primarily from the strengthening of the Canadian dollar against the United States dollar during the year and the impact this had on the conversion of the Company’s United States denominated net debt amounts to Canadian dollars for financial statement reporting purposes.

Diluted earnings per share is calculated on 15,095,155 weighted average shares outstanding at August 31, 2003 and 3,887,884 weighted average shares outstanding in the prior year.

Revenue. The Company reported a 231% increase in revenue for fiscal 2003, from $6.5 million for fiscal 2002 to $21.5 million for fiscal 2003, primarily due to feature film programming completed and delivered in fiscal 2003.   Delivery and completion of the feature films acquired by the Company related to the acquisition of GFT Entertainment Inc. contributed to the substantial increase of revenues. Revenue for fiscal 2002 decreased by 88% to $6.5 million down from revenue of $54.9 million for the prior comparable year due to a reduction in the amount of dramatic television programming produced and delivered in fiscal 2002.   During fiscal 2003 the Company continued production of lifestyle and documentary programming, which is expected to add value to the company’s library of television programming.

During the year ended August 31, 2003, approximately 97% of revenue was derived from the production and distribution of proprietary programming, compared with 43% in fiscal 2002. For fiscal 2003, revenue from proprietary programming increased by 648% over fiscal 2002 results.  For fiscal 2002, revenue from proprietary programming decreased by 94%. During fiscal 2003, the Company delivered 5 motion pictures;  “Crime Spree”, “Absolon”, “Partners in Action”, “Detention” and “The Limit” and 13 episodes of “Animal Miracles III”, the remaining 8 episodes of the 13-episode series , “Whistler Stories”, and the one-hour documentary specials “Raven in the Sun” and “Fantasy Lands”.  Of the 5 motion pictures delivered in the current year, 4 were co-productions produced in accordance with official international bilateral treaties.  The official international bilateral treaties governing these co-productions permit the Company and its co-producer to benefit from certain home country funding assistance programs.  The Company has commenced production on 9 feature films during the year, all of which will be delivered in fiscal 2004.

Gross Profit.  Gross profit, comprised of revenue less amortization of film and television programming and production costs, the write down of the investment in film and television programming and other costs of production and sales, for fiscal 2003 was $2.6 million compared to a loss of $(0.6) million for fiscal 2002 representing an increase of $3.2 million for the year. As a percentage of revenue, gross margin was 12.2% for fiscal 2003 compared to (9.3) % for fiscal 2002. The improvement in gross profit was due primarily to a reduced need to write down investments in the proprietary programming film assets as was the requirement for the prior year.

Selling, General and Administrative Expense.  Selling, general and administrative expense decreased by 2% primarily due to cost cutting measures, including staff reductions. This decrease was accomplished notwithstanding the addition of operations in Toronto and London, England. In fiscal 2002, selling, general and administrative expense had decreased by 32% primarily due to cost cutting measures, including staff reductions.

Interest Expense.   Interest expense of $0.5 million for fiscal 2003 decreased by $1.9 million from $2.4 million for fiscal 2002. This decrease is primarily due to repayment of debentures bearing interest at rates ranging from 18% to 36% and the reduction in amortization of deferred financing costs and debt discounts.  For fiscal 2003, interest expense includes $0.1 million of interest on bank indebtedness and other balances and non-cash amortization of deferred finance and debt discount and $0.4 million of interest on the long-term modified debt.  For fiscal 2002, interest expenses of $2.4 million includes interest on long-term debt and bank indebtedness of $1.7 million, non-cash amortization of deferred finance and debt discount of $0.7 million. Interest on long-term debt includes $0.1 million related to loans to acquire plant and equipment and $1.5 million to other long-term debt.

Interest expense is expected to increase in fiscal 2004, in line with the objectives of management to increase working capital.

In fiscal 2003, $1.1 million of interest on bank indebtedness relating to production of film and television programming was capitalized.  In fiscal 2002, capitalized interest on bank indebtedness was $0.7 million.

Taxes.  At August 31, 2003, the Company had accumulated losses for tax purposes of $12.8 million which are available for carry forward to future years. The benefits of the tax loss carry-forwards have not been reflected in the financial statements.  During the year ended August 31, 2003 the Company reported an effective tax rate of (2.7) % compared to an effective tax rate of (9.8) % in the prior year.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingencies. The Company bases its estimates on historical experience and on third party information that it believes are reasonable in the circumstances.  Actual results may differ from these estimates.  The Company’s most significant use of estimates and assumptions in preparing the consolidated financial statements relate to assessing the underlying value of the investment in film and television programming and productions in progress.

The Company records amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These factors are primarily outside of the Company’s control.  Management’s estimates of future cash flows are based on its best estimates of future economic conditions as they impact the Company.  These estimates are reviewed periodically in accordance with company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Revenues and expenses for film and television programming are recognized only when persuasive evidence of a sale or licensing arrangement with a customer exists, the film is complete and has been delivered or is available for immediate and unconditional delivery, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured and the period of the exploitation of rights sold or the applicable license period has commenced. Deferred revenues represent payments received in advance of a program or episodic revenue being recognized.

Generally, the costs incurred in producing a film or television program are capitalized prior to completion and delivery.  These costs include direct production costs, production overhead and interest related to financing the project.   Costs related to proprietary programming are included, net of credits and amortization, in “Investment in film and television programming” on the consolidated balance sheet. Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated fair value.

Management specifically analyses the age of outstanding customer balances, historical bad debt experience, credit-worthiness and changes in payment terms, and the Company’s ability to meet eligibility requirements for government assistance when making estimates of the uncollectability of the Company’s accounts and other receivable balances.  The consolidated financial statements have been prepared on the going concern basis which assumes the realization of assets and liquidation of liabilities in the normal course of operations. The Company consolidates the assets, liabilities and the results of operations of entities over which it exercises control from the date of control over that entity.

As outlined above, the Company completed a restructuring of its debt during the year. Part of the terms of this restructuring created a conditional obligation on the part of the Company to satisfy any remaining indebtedness to the secured creditors, in accordance with the terms specified in the conversion instruments outlined above, by issuing a variable number of Class B Subordinate Voting Shares of the Company to these secured creditors. At August 31, 2003 the Company made certain estimates in determining the gain on debt modification and its anticipated obligation to issue shares pursuant to the terms of the conversion instruments.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2003, the Company had available cash or cash equivalents of $0.9 million.  The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities for individual production financing, contributions from co-producers and working capital deployed as interim financing to contracted receipts. In the past, the Company has also funded capital requirements through the issuance of shares, warrants and debt.

Cash Flows From Operating Activities

During the year, $2.6 million was used by operating activities, compared to a $19.6 million contribution of cash to operating activities in fiscal 2002.  Included within the cash flows from operating activities for fiscal 2003 is the cash requirement for investment in film and television programming of $15.6 million compared to $0.3 million in fiscal 2002.  Also included in cash flow from operating activities is $5.7 million cash outflow from changes in non-cash working capital, primarily due to a $5.4 million increase in accounts and other receivables, net of other non-cash operating working capital items.  In fiscal 2002, the Company reported an inflow from non-cash operating activities of $20.0 million.

Cash Flows From Investing Activities

During the year, cash flow provided from investing activities of $11,000 compared with a $5.8 million contribution of cash flow from investing activities in fiscal 2002. In fiscal 2002, investing activities for the year were comprised mainly of the sale of the Company’s remaining real estate properties.

Cash Flows From Financing Activities

In fiscal 2003, $1.6 million was contributed from financing activities resulting from the issuance of shares (net) $1.4 million, a net increase in production bank indebtedness of $0.9 million and repayment of term loans of $0.7 million.  The Company finances its production activities through bank loans from project financing companies and distribution companies.  The Company used $27.4 million in fiscal 2002 for financing activities, comprised of $16.6 million used to repay the senior bank debt and $10.9 million used to repay long-term debt.

The Company receives financing toward the costs of product from a company which is controlled by a shareholder and officer of the Company. The related Company’s security for its loans is subordinated to the security of the banks and other arm’s length financial institutions when such institutions provide financing toward the production costs of a film. Repayment of these loans are from the exploitation proceeds of the film.

The Company’s success is also predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness. Management believes that operations and commitments will be sufficiently financed for the upcoming year. The nature of the business is such that significant initial expenditures are required to produce films and television, while revenues from these films and television programs are earned over a period of time after their completion. The Company ensures that new film and television programming are fully financed from distribution minimum guarantees, pre-sales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film program. The capital injection of $1.5 million and to the successful completion, over the past year, of the debt restructuring resulting in the restriction of the debt repayment to the income streams arising from the pre-existing assets and/or to the conversion of the debt to shares of the Company as outlined above will contribute to the sufficiency of the Company’s financial resources for the upcoming year.

The Company’s consolidated financial statements have been prepared on a going concern basis which assumes the realization of assets and settlement of liabilities in the normal course of operations. The Company’s consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” basis is not appropriate.

As discussed above, the Company entered into an agreement to restructure its $7.6 million term debt to Fremantle, restricting the security attached to the long-term debt to the assets of the Company immediately prior to the above transactions, and to limit repayment of this debt and unpaid interest, if any, to the assets and net income streams from these assets.  In the event that there is a balance of the debt and unpaid interest remaining on December 31, 2004, the creditor will have the right to convert, at its option, such unpaid amount to Class B Subordinate Voting Shares in the capital of the Company at the specified conversion rate noted above. The Company also entered into an agreement to reconstitute its loan guarantee to the Comerica, whereby the Comerica would release the Company from the guarantee and would be repaid the amount of the guarantee out of the above assets and the net income streams of the above assets after repayment of the term debt.  In the event that there is any amount outstanding under this guarantee on December 31, 2005, the Comerica, at its option, may convert such balance to Class B Subordinate Voting Shares in the capital of the Company at the specified conversion rate noted above.

RISKS AND UNCERTAINTIES

There are risks and uncertainties that could impact the Company’s revenues and earnings from operations.  In addition to interest rate risk and credit risk, that is referred to in the notes to the consolidated financial statements, there are several other risks specific to Peace Arch and the filmed entertainment industry.

BUSINESS RISKS

The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties, as well as for actors, directors and other personnel.   Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company’s control.  These factors may delay completion of a production.  If there are significant cost overruns, the Company may have to seek additional financing to complete the production or, will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs, which could have a material adverse impact on operating results and liquidity.

Feature films are bonded and should a significant cost overrun occur, the Company will have the ability to call upon the bond in order to complete the film.

Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public, which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, resulting in the Company’s failure to recoup its investment or realize its anticipated profits.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program.  As a result of this policy, the Company typically amortizes a minimum of 80% of the costs over a three-year period. Management periodically reviews its estimates and adjusts the amortization of its programming accordingly. In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

COMMITMENTS

The Company is committed to operating lease payments for premises over the next 5 years as follows:

	Lease Obligation	Sublease	Net Lease Liability

2004	$522,000	$161,000	$361,000
2005	323,000	118,000	205,000
2006	206,000	90,000	116,000
2007	35,000	-	35,000
2008	9,000	-	9,000
	$1,095,000	$369,000	$726,000

GOVERNMENT INCENTIVES

The Company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated, the company’s production operations could be adversely affected in the future.

CURRENCY RISK

The Company receives a portion of its revenues from United States and international sources in United States dollars.  A portion of a film and television program’s financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate. In addition, costs may be payable in currencies other than Canadian and United States dollars.

INTEREST RATE RISK

The Company is exposed to interest rate risk from the production loans bearing interest rates that vary with fluctuations in interest rates.

CREDIT RISK

The Company’s sales activities are performed primarily by agents. The agent is usually responsible for the collection of cash related to these sales activities and is responsible for remitting such proceeds after deducting their fees and other eligible sales costs to the Company. There is a risk that the agents will not remit the proceeds. To reduce this risk management monitors these agents’ activities to ensure they meet their obligations to the company.

INFLATION

Historically, inflation has not had a material impact on results of operations.

OUTLOOK

The Company’s primary objective is to expand operations in the development, production and distribution of proprietary programming, focusing on programming that will add long-term library value, while keeping selling, general and administrative costs as low as possible.

A key aspect of this objective is to formalize key international strategic relationships which can reliably support the financing and exploitation of products. The Company is also working to enhance its ability to support financing of projects through exclusive support agreements with third party interim and equity financiers.  Finally, the Company will seek to build working capital reserves to better prepare for timely and strategic acquisitions of both product and companies and to reduce costs of short term interim project financing activities.

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Peace Arch Entertainment Group Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is composed of three non-management directors who are appointed by the Board of Directors annually.  The committee meets periodically with the Company’s management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditor’s report.  The audit committee reported its findings to the Boards of Directors who have approved the consolidated financial statements.

ITEM 7.

MARKET FOR SECURITIES

PAE’s Class A Multiple Voting Shares and Class B Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange under the symbols “PAE.A” and “PAE.B”, respectively.  Our Class B Subordinate Voting Shares are listed and posted for trading on The American Stock Exchange under the symbol “PAE”.  Once the capital reorganization referred to above under “Item 2. Corporate Structure” becomes effective, the resulting common shares without par value will be listed on the Toronto and American Stock Exchanges under the symbol “PAE” and the Class A Multiple Voting Shares and Class B Subordinate Voting Shares will be delisted.

ITEM 8.

DIRECTORS AND OFFICERS

DIRECTORS AND OFFICERS

The following table sets out, as of January 1, 2004, the names of our Directors and/or Executive Officers.  The Directors have served in their respective capacities since their election or appointment on the date stated in the table and will serve until the next Annual General Meeting (currently scheduled for February 11, 2004) or until a successor is elected or appointed, unless the office is vacated in accordance with our Articles.  The Executive Officers are appointed by the Directors and serve until the earlier of their resignation or removal with or without cause by the Directors.  All of our Directors and Executive Officers are residents and citizens of Canada.

Name and Municipality of Residents	Office	Principal Occupation within the 5 Preceding Years	No. of Shares Beneficially owned, directly or indirectly, or over which control or direction is exercised at the date of this Information Circular		Director Since
			Class A Shares	Class B Shares
Gary Howsam(4) Toronto, Ontario (see (a) below)	President & Chief Executive Officer	President and CEO of Peace Arch Entertainment Group Inc. since December 20, 2002; previously president of Greenlight Film and Television Inc. from 1997-2003.	287,919(5)	8,045,414(5)	January 20, 2003
Richard K. Watson(2)(3)(4) Toronto, Ontario (see (b) below)	Director, Secretary	Self Employed Lawyer	-	1,250,000	January 20, 2003
Juliet Jones (2) Vancouver, B.C. (see (c) below)	Director	Consultant since September 29, 2003; previously our CFO from January 2003-September 2003; President & CEO from December 2001-January 2003; CFO from 1996-March 2001.	9,981	7,410	February 22, 2001
Nelson Thall(1)(2)(3) Toronto, Ontario (see (d) below)	Director	Media Scientist, Independent Contractor	-	-	January 20, 2003
Ian Fodie (1) Vancouver, B.C. (see (e) below)	Director	VP Finance, Historical Xperiences Inc., former CFO of Sextant Entertainment Group Inc. from 2000-2002 and former CFO of International Keystone Entertainment Inc. from 1995-2000.	-	-	March 25, 2003
Charles Falzon (1) Acton, Ontario (see (f) below)	Director	Former CEO, Catalyst Entertainment and former President, Gullane Entertainment PLC from 1998-2002.	-	-	August 27, 2003
Mara Di Pasquale Toronto, Ontario (see (g) below)	Chief Financial Officer, Chief Operating Officer	CFO and COO of Peace Arch Entertainment Group Inc. Former VP, Finance-Entertainment of Gullane Entertainment PLC and former CFO & COO of Catalyst Entertainment Inc. from 2000 – 2003, former Sr. VP, Finance for Lions Gate Film Inc. and predecessor companies from 1988-2000.	-	-	N/A

(1)

Member of Audit Committee

(2)

Member of Executive/Corporate Governance Committee

(3)

Member of the Compensation Committee

(4)

Member of the Greenlight Committee

(5)

Held by CPC Communications Inc., an Ontario company which is controlled by the family of Gary Howsam, a director and officer of the Company.

(a)

Gary Howsam was appointed as a Director on January 20, 2003 and as our Chief Executive Officer (“CEO”) effective December 20, 2002.  Mr. Howsam’s responsibilities include our daily affairs, which include all strategic planning, operations management and budgeting, corporate finance, recruitment, training and management of all employees.  Mr. Howsam has more than 20 years of executive level experience in the Canadian motion picture industry.  From 1997 to 2003 Mr. Howsam was President of Greenlight Film and Television Inc., which develops, finances, produces and distributes feature films.  From 1994 to 1997 Mr. Howsam was Chief Executive Officer of Greenlight Communications Inc., a publicly held Toronto company, overseeing its entertainment division.  From 1991 to 1997 he was President of Healthlink Communications Inc., a company in the business of healthcare communications.  From 1980 to 1987 he was Chairman and Chief Executive Officer of Greenlight Production Ltd., a film and video production company.

(b)

Richard Watson was appointed as a Director on January 20, 2003.  Mr. Watson has practiced corporate commercial law in Toronto for over 25 years.  During that time, he has been legal counsel for a wide variety of Canadian public and private companies.  Mr. Watson has over 20 years of business and advisory experience in the Canadian film industry, working with writers, directors and production companies and has had significant involvement with the financing of Canadian feature films.

(c)

Juliet Jones has been on the Board of Directors since February 22, 2001.  Ms. Jones was the former Chief Executive Officer and prior to that was the Chief Financial Officer of the Company. Ms. Jones was responsible for conducting our daily affairs, which included operations management and budgeting, corporate finance, recruitment and training and management of employees.

(d)

Nelson S. Thall was appointed as a Director on January 20, 2003 and has an extensive business career, including serving as a director of McLuhan Institute and a former board member of Torstar Corp. and Imark Corp.  Mr. Thall also has served in the North American entertainment industry as an independent producer, a manager of talent and an advisor to such companies as Stan Lee Media Inc.  Mr. Thall is a well-known media critic and social commentator in North America.  He studied media science under Marshall McLuhan at the Center of Culture and Technology and St. Michaels College in Toronto.

(e)

Ian Fodie was appointed as a Director and became a member of the Audit Committee on March 25, 2003 and has had an extensive career, including serving as the CFO for Sextant Entertainment Group Inc., and International Keystone Entertainment Inc.  Mr. Fodie has also been a financial analyst for B.C Hydro and Power Authority.  Mr. Fodie studied at the University of Otago in New Zealand where he received his Bachelor of Commerce degree, as well, continued on to achieve his Chartered Accountant NZ designation.

(f)

Charles Falzon was appointed as a Director and became a member of the Audit Committee on August 27, 2003.  He has had a distinguished career in the fields of television production, distribution and consumer products.  Mr. Falzon’s professional experience covers a wide range of management activity, including:  award winning television production, sales and marketing, publishing, live events, brand development and consumer products.  Mr. Falzon has strong corporate and financial experience.

(g)

Mara Di Pasquale has an extensive career, including acting as Vice President of Finance – Entertainment for Gullane Entertainment PLC, Chief Financial Officer and Chief Operating Officer for Catalyst Entertainment Inc. as well as Senior Vice President of Finance for Lions Gate Films Inc.  Ms. Di Pasquale is a Chartered Accountant and studied at McGill University in Montreal where she received her Graduate Diploma in Public Accountancy and at Carleton University in Ottawa where she received an Honours Bachelor of Commerce degree.

Our directors are all elected annually at our shareholders meetings, for one-year terms and serve until their successors are elected and qualified or they sooner resign.  As a British Columbia corporation, we are required by British Columbia corporate laws to include on our board of directors at least one person ordinarily resident in British Columbia and a majority of persons ordinarily resident in Canada.  This requirement may limit the persons eligible to serve on our board in the future.  All of our Directors and Officers are Canadians. With the exception of Juliet Jones and Ian Fodie who reside in B.C., all of our Directors and Officers reside in the Province of Ontario.

There are no arrangements or understandings between any shareholders, customers, suppliers, or others, pursuant to which any of our Directors or Executive Officers are selected as a Director or Executive Officer.

There are no family relationships between any two or more Directors or Executive Officers.  There are no material arrangements or understandings between any two or more Directors or Executive Officers.

Committees of the Board of Directors

During fiscal 2003 we had four committees as follows:

Audit Committee:  The Audit Committee is comprised of Nelson Thall, Ian Fodie and Charles Falzon.   The Audit Committee’s responsibilities include the review of our annual and quarterly financial statements.  Also, the Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.  They met four times in the last fiscal year.

Compensation Committee:  The Compensation Committee is comprised of Nelson Thall and Richard Watson.  It is the responsibility of the Compensation Committee to administer the compensation policies related to our executive management.  They did not meet in the last fiscal year.

Executive/Corporate Governance Committee:  The Executive/Corporate Governance Committee is comprised of Juliet Jones, Richard Watson and Nelson Thall who are responsible for ensuring that we adhere to the corporate governance policies of the securities regulatory authorities.  They make recommendations with respect to the composition of the board of directors.  As well, the Committee, working independent of management, reviews strategic proposals including potential mergers, acquisitions and financing scenarios.  They did not meet in the last fiscal year.

Green-Light Committee:  The Green Light Committee is comprised of Gary Howsam and Richard Watson.  The Green-Light Committee is responsible for reviewing all projects, ensuring that they are fully funded and ultimately giving authority for them to proceed into production.  They meet on a monthly basis.

All of the above mentioned persons have held principal occupations set opposite their names or other management functions within their respective organizations for the last five years.

The directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 297,900 Class A Multiple Voting Shares representing approximately 28.1% of the outstanding Class A Multiple Voting Shares and 9,302,824 Class B Subordinate Voting Shares representing approximately 57.5% of the outstanding Class B Subordinate Voting Shares of the Company.

ITEM 9.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Peace Arch Entertainment Group Inc.’s securities, options to purchase securities and interests of insiders in material transaction, where applicable, is contained in the Information Circular.

Additional financial information is provided in the Company’s comparative financial statements for its 2003 fiscal year.

The Company, upon request to the secretary of the Company at 407-124 Merton Street, Toronto, Ontario, M4S 2Z2, will provide to any person or company one copy of this Annual Information Form, together with one copy of the comparative financial statements and of any interim financial statements, one copy of the information circular or any filing prepared instead of that information circular provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security-holder of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 20, 2004	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.